Exhibit 99.1

Nano Dimension Announces Sale to the University of Stuttgart Additively Manufactured Electronics (AME) DragonFly® IV System to be Used In Development of Quantum Sensors

Waltham, Mass., June 26, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it has sold its DragonFly® IV system to the University of Stuttgart.

Nano Dimension’s most advanced 3D printer for electronics will go to the University’s Institute of Smart Sensors (IIS) and 3rd Institute of Physics (PI3). The two groups are jointly working on the design and the integration of next-generation quantum devices as part of a government sponsored program known as Cluster4Future QSens (“QSens”). The University of Stuttgart groups are working together with 19 industrial partners and three research institutes to spearhead the industrial use of quantum sensors to target a large-scale market entry within the next three to five years.

The DragonFly® IV is a critical innovation enabler in specialty applications for High-Performance-Electronic-Devices (Hi-PEDs®) by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. Such Hi-PEDs® are critical enablers for a range of applications, including autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains. In the context of quantum technologies, the 3D-electronic-integration capabilities of the Dragonfly® IV will enable entirely new possibilities for the microelectronic and photonic integration of the next generation of scalable quantum devices.

Professor Jens Anders, Institute Director of the IIS at the University of Stuttgart and spokesperson for QSens, shared, “We are excited to bring the DragonFly® IV with its worldwide unique capabilities into our research. The integration of qubits for quantum sensing and quantum computing is high-demanding in nature, requiring innovative, high-precision solutions; therefore, it is not often that we find technology that meets our challenging needs. Engaging with Nano Dimension will help us design and manufacture the next generation of scalable quantum devices, which will revolutionize our society with applications ranging from smart prostheses and smart breath sensors over pharmaceutical research to autonomous driving.”

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, added, “We look forward to supporting the University of Stuttgart and their Center of Applied Quantum Technology in their ever-critical work on quantum technology. Furthermore, we are pleased that another customer has come to appreciate the value of AME to drive innovation. This is particularly empowering when the work at-hand is the scalable integration of qubits for quantum sensing and computing. This field is perfect use case for our AME system, DragonFly® IV, which can be used to make specialty electronic devices with the design freedom and shorter innovation cycles of additive manufacturing.”

About University of Stuttgart Institute of Smart Sensors (IIS) and QSENS

Institute of Smart Sensors (IIS)

Since the foundation of the Institute of Smart Sensors over 100 years ago, the theory of electrical engineering has been a central pillar of the institute’s activities in research and teaching. Traditionally, this is complemented by groundbreaking work in cutting-edge applications. Currently, research at the IIS focuses on smart sensors and integrated interface circuits for various sensing applications with an emphasis on novel quantum sensing and quantum computing concepts.

https://www.iis.uni-stuttgart.de/

QSens is dedicated to the development of the next generation of scalable quantum sensors. Quantum sensors enable measurements with a sensitivity on the edge of what is theoretically possible. This new type of sensor can be used, for example, in medicine, autonomous navigation, and renewable energies. Quantum sensors are still in their infancy. Promising prototypes have been tested in the first successful feasibility studies, however, the technology still lacks the scalability and mass-manufacturability required to enter the market on an industrial scale. To change this, within the BMBF-sponsored Cluster4Future QSens, the Universities of Stuttgart and Ulm, together with 19 industrial partners and three research institutes, jointly work on the next generation of scalable quantum devices, targeting a market entry within the next three to five years.

https://www.project.uni-stuttgart.de/qsens/en/

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses benefits and advantages of its DragonFly® IV and that engagement with Nano Dimension will help the IIS design and manufacture the next generation of scalable quantum devices, which will revolutionize society with applications ranging from smart prostheses and smart breath sensors over pharmaceutical research to autonomous driving. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

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